Exhibit 99.1

Calculation of Basic and Diluted Earnings Per Common Share and ADS

Basic earnings per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. Net income available to common shareholders and the weighted average number of common shares outstanding as of December 31, 2004 are ~~W~~15,109 million and 12,924,119 shares, respectively.

Diluted earnings per share is computed by dividing net income by the weighted average number of common shares outstanding, increased by common stock equivalents. Common stock equivalents are calculated using the treasury stock method:

1.	Exercise of stock options is assumed at the beginning of the period and common shares are assumed to have been issued. The number of common shares are assumed to have been issued is 4,000 shares.

2.	The proceeds from exercise of the stock options (as determined in 1.) are assumed to have been used to repurchase the company's common shares at their average market price during the period. The proceeds from exercise of the stock options and the number of common shares to be repurchased at their average market price during 2004 are ~~W~~27 million and 913 shares, respectively.

3.	The incremental shares (number of options assumed to be exercised as determined in 1. less the number of common shares assumed to have been repurchased as computed in 2.) are included in the denominator of the diluted earnings per share computation. The incremental shares are included in the denominator of the diluted earnings per share computation for 2004 is 3,087 shares (4,000 shares - 913 shares).

Basic earnings per share and diluted earnings per share for the years ended December 31, 2002 and 2003 are recalculated to reflect the 3-for-1 stock split.